UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-42186

BloomZ Inc.

Toyo Recording 1F, 4-5-19 Akasaka

Minato-ku, Tokyo 107-0052

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of the Company, dated December 6, 2024, regarding the receipt of the Nasdaq Notification Letter

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2024

BloomZ Inc.

By:	/s/ Kazusa Aranami
Name:	Kazusa Aranami
Title:	Chief Executive Officer